INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza

Greenwich, Connecticut 06830

Tel: (203) 618-5800

August 31, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Woody and Jennifer Monick

Re:	Interactive Brokers Group, Inc.

Responses to the Securities and Exchange Commission’s Additional Comment dated August 18, 2009 to Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 and Definitive Proxy Statement Filed March 13, 2009

File No. 001-33440

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) responds to the additional comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 18, 2009 from Mr. Kevin Woody to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement filed with the Commission on March 13, 2009. For your convenience, the Staff’s comment is included in this letter and is followed by the applicable response.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview of Recapitalization Transactions and Organizational Structure, page 31

1.

We note your response to prior comment 1. Item 601(b)(10) of Regulation S-K does not include a materiality threshold for the inclusion of exhibits or schedules to material contracts. With your next 10-Q, please file the complete Exchange Agreement including Exhibits B and C.

Response:

The Company notes the Staff’s comment, and will file a final, executed copy of the Exchange Agreement, dated as of May 3, 2007, by and among the Company, IBG Holdings LLC, IBG LLC and the Members of IBG LLC, together with all of the exhibits thereto, including Exhibits B and C, with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2009.

In connection with the Company’s response to the Staff’s comment set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•

the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary